John R. Collins	750 E. Pratt Street
Executive Vice President	17th Floor
Chief Financial Officer and Chief Risk Officer	Baltimore, Maryland 21202-3106
410-783-3230

October 4, 2007

By Electronic Transmission

Mr. Robert Babula

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Constellation Energy Group, Inc.
Baltimore Gas and Electric Company
Form 10-K for the year ended December 31, 2006
Filed February 27, 2007
File Nos. 1-12869 and 1-1910

Dear Mr. Babula:

This letter is in response to your letter dated September 27, 2007. For your convenience, we have restated each of your comments and followed them with our responses.

Form 10-K for the Year Ended December 31, 2006

1.                 We note your response to comment 10 of our letter dated August 17, 2007. Please provide to us the balance of unbilled receivables as of December 31, 2005. If applicable, discuss any material differences between the 2005 and 2006 year end balances.

Response:

At December 31, 2005, the amount of unbilled receivables included in Baltimore Gas and Electric Company’s (BGE) accounts receivable balance was $188.2 million. The difference between the 2005 year end balance and the 2006 year end balance of $154.4 million is primarily due to lower weather-related sales volumes. In December 2006, there were 28.1% fewer heating degree days as compared to December 2005. Price changes did not affect the level of unbilled revenues as lower gas commodity prices were substantially offset by higher electric commodity prices.

October 4, 2007

2.                 We note your response to comment 11 of our letter dated August 17, 2007. Prospectively, provide the disclosures required by EITF Issue No. 06-3 for BGE.

Response:

Prospectively, beginning with our Combined Quarterly Report on Form 10-Q for the Period Ended September 30, 2007, we will provide the disclosures required by EITF Issue No. 06-3 for BGE.

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Please feel free to contact me if you have any questions.

Sincerely,
/s/ John R. Collins
John R. Collins